                                                            EXHIBIT 99B.23(h)-17


                                                                    May 17, 2002


Berger Investment Portfolio Trust
210 University Blvd., Suite 800
Denver, Colorado 80206

Ladies and Gentlemen:

                  This letter agreement ("Agreement") addresses the series of the Trust known as the Berger Mid Cap Value Fund (the "Fund"). Section 5 of our Advisory Agreement, dated July 7, 1998, provides for compensation to Berger Financial Group LLC ("Berger") with respect to the Fund. The Fund has established two classes of shares known as Investor Shares and Institutional Shares. Pursuant to this Agreement, Berger hereby agrees to reimburse the Institutional Shares class expenses as follows:

                  Berger shall reimburse the Institutional Shares class of the Fund to the extent the normal transfer agency and registration expenses of the Institutional Shares exceed .25%, for any fiscal year in which this Agreement is in effect, of the Fund's average daily net assets attributable to the Institutional Shares class; provided, however, there shall be excluded from such expenses the amount of any extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund and allocable or attributable to the Institutional Shares class. This reimbursement shall be estimated and accrued daily and paid monthly.

                  This Agreement shall take effect as of the date first written above and shall continue in effect for an initial term ending September 30, 2002, and shall continue thereafter for one-year terms unless terminated as described below. This Agreement may be terminated: (i) by the Fund at any time upon written notice to Berger; or (ii) by Berger upon written notice to the Fund 30 days prior to the end of any term. In addition, this Agreement shall terminate automatically upon the termination of the investment advisory agreement between Berger and the Fund.

                  This waiver is applicable only to that series of the Trust known as the Berger Mid Cap Value Fund and shall not be applicable to any other series of the Trust, whether now existing or hereafter created.


                                        Very truly yours,

                                        BERGER FINANCIAL GROUP LLC



                                        By:
                                           -------------------------------
                                        Jack R. Thompson
                                        President


                                        Agreed to and Accepted by:

                                        BERGER INVESTMENT PORTFOLIO TRUST,
                                        on behalf of its series,
                                        Berger Mid Cap Value Fund


                                        By:
                                           -------------------------------
                                        Jack R. Thompson
                                        President